FEE AMENDMENT

This amendment to the Compliance Services Agreement (the "Agreement'') dated as of November 19th,2012 by and between the Monetta Trust (collectively the "Client'') and Adviser Compliance Associates, LLC doing business as ACA Group, or its affiliate, ("ACA") is entered into as of March 1, 2023 (the "Effective Date"). Except for the fees listed below, all of the provisions of the Agreement shall remain unamended and in full force and effect to the same extent as if fully set forth herein.
The parties hereto agree that fees will be amended as follows:
FEES:

FEES

Fee for base services: An annual fee of $50,400; payable quarterly in advance at a rate of $12,600 per quarter. This fee will be subject to an automatic 5% increase every twelve months.

IN WITNESS WHEREOF, the Parties hereto have caused this amendment to be executed in their names and on their behalf by and through their duly authorized officers as of the date below.

Monetta Trust    Adviser Compliance Associates, LLC doing business as ACA Group

/s/ Robert Bacarella Robert Bacarella Vice President	/s/ Joseph C. Smith Joseph C. Smith Senior Counsel